April 4, 2025

Jeffrey Lipson
Chief Executive Officer
HA Sustainable Infrastructure Capital, Inc.
One Park Place
Suite 200
Annapolis, MD 21401

        Re: HA Sustainable Infrastructure Capital, Inc.
            Registration Statement on Form S-4
            Filed March 28, 2025
            File No. 333-286234
Dear Jeffrey Lipson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Robert M. Worden, Esq.